Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

January 18, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation III

Preliminary Proxy Statement on Schedule 14A

File No. 814-01047

Dear Ms. Hahn:

On behalf of FS Investment Corporation III (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephone conversation on December 20, 2017 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-01047) (the “Proxy Statement”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and is followed by the Company’s responses, which include references to the changes the Company has made in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on the date hereof (the “Definitive Proxy Statement”) in response to such comments. Unless otherwise indicated, all page references are to page numbers in the Proxy Statement. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Proxy Statement.

General Comments

1.    In the Letter to Stockholders and the Notice of Special Meeting of Stockholders and throughout the Proxy Statement, please clarify (i) that the Investment Co-Advisory Agreements are ultimately intended to be replaced by the Joint Advisor Investment Advisory Agreement and will terminate upon the effectiveness of the Joint Advisor Investment Advisory Agreement, and (ii) why the Company’s stockholders are being asked to approve both of the proposals.

In response to the Staff’s comment, the Company has revised the disclosure in the Letter to Stockholders and the Notice of Special Meeting of Stockholders and has made conforming revisions throughout the Definitive Proxy Statement.

Ms. Jaea Hahn January 18, 2018 Page 2

2.    Please provide appropriate cross-references (to the extent applicable) to the materials filed by the Company on Schedule 14A as definitive additional materials subsequent to the filing of the Proxy Statement (the “DEFA Materials”), and consider stating that the Company’s stockholders should read the Proxy Statement in conjunction with such materials.

In response to the Staff’s comment, the Company has revised the disclosure in the Q&A “Why am I receiving these materials?” on page 1 of the Definitive Proxy Statement.

Information about the Special Meeting and the Vote

Page 1, 2: “Why am I being asked to approve the Investment Co-Advisory Agreements Proposal and the Joint Advisor Investment Advisory Agreement Proposal?”

3.    Please include additional information from the DEFA Materials on the proposed relationship between affiliates of FS Investments, including FSIC III Advisor, and KKR Credit with respect to the business development companies (“BDCs”) that they advise or sub-advise in order to provide more background.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on pages 2 and 3 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

4.    Please include additional information from the DEFA Materials regarding GDFM’s resignation as sub-adviser to the Company and disclose whether GDFM will receive compensation outside of the fees payable to GDFM by FSIC III Advisor under the Current Investment Sub-Advisory Agreement in connection with such resignation and its agreement to cooperate with FSIC III Advisor in implementing the transition of investment advisory services.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on pages 2 and 3 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

5.    Please supplementally confirm that the Company believes that there is no breach of GDFM’s fiduciary duty to the Company’s stockholders under Section 36(a) of the 1940 Act in connection with GDFM’s receipt of payment in connection with its resignation as sub-adviser to the Company and agreement to cooperate with FSIC III Advisor in implementing the transition of investment advisory services.

Ms. Jaea Hahn January 18, 2018 Page 3

The Company supplementally confirms that, due to the nature and source of such payment, which shall be made by FS Investments or one of its affiliates (but not, for the avoidance of doubt, the Company, FSIC, FSIC II or FSIC IV), the Company believes that GDFM’s receipt of such payment in connection with its resignation as sub-adviser to the Company and agreement to cooperate with FSIC III Advisor in implementing the transition of investment advisory services will not violate GDFM’s fiduciary duty to the Company’s stockholders under Section 36(a) of the 1940 Act. Furthermore, in order to qualify for the safe harbor under Section 15(f) of the 1940 Act, FSIC III Advisor has agreed to use its reasonable best efforts to cause any new adviser, co-adviser or sub-adviser to the Company to take such actions so that (i) for a period of three years following GDFM’s resignation, at least 75% of the directors on the Board are not (A) “interested persons” of any investment adviser of the Company on or after such resignation date or (B) “interested persons” of the person who was the investment adviser of the Company immediately prior to such resignation date and (ii) for a period of two years following GDFM’s resignation, there shall not be imposed on the Company an “unfair burden,” as a result of the transactions contemplated by the Transition Agreement, or any terms, conditions or understandings applicable thereto.

Page 2, 3: “What will happen if the Investment Co-Advisory Agreements Proposal and the Joint Advisor Investment Advisory Agreement Proposal are each approved?”

6.    Please clarify that the investment advisory agreements to be entered into pursuant to the Investment Co-Advisory Agreements Proposal, on the one hand, and the Joint Advisor Investment Advisory Agreement Proposal, on the other hand, will not be in effect at the same time and that, if approved by the Company’s stockholders, the Investment Co-Advisory Agreements will remain in effect only until the Joint Advisor Investment Advisory Agreement, if approved, becomes effective. Please revise this section to discuss the two proposals separately.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on page 4 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

7.    Please describe the impact on the Investment Co-Advisory Agreements Proposal and the Joint Advisor Investment Advisory Agreement Proposal if approved by the Company’s stockholders but the stockholders of the related BDCs do not approve their respective proposals and/or if Exemptive Relief is not obtained.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on pages 3 and 4 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

Ms. Jaea Hahn January 18, 2018 Page 4

8.    Please consider reversing the order of the first and second paragraphs so that the discussion of the Investment Co-Advisory Agreements Proposal precedes the discussion of the Joint Advisor Investment Advisory Agreement Proposal.

In response to the Staff’s comment, the Company has revised the Definitive Proxy Statement to reverse the order of the first and second paragraphs of this Q&A.

9.    Consider writing this Q&A and other disclosure elsewhere in the Q&A in plain English as it relates to the proposals and various defined terms therein as appropriate. Consider cross-referencing the Investment Co-Advisory Agreements and the Joint Advisor Investment Advisory Agreement as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on page 3 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

10.    We note that effectiveness of the Joint Advisor Investment Advisory Agreement is subject to various conditions, even if approved by the Company’s stockholders. Please state whether the approval of the Joint Advisor Investment Advisory Agreement will expire if the Company does not enter into the Joint Advisor Investment Advisory Agreement within a certain period of time, or whether approval will remain valid indefinitely.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on pages 4 and 5 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

Page 3: “What will happen if the Investment Co-Advisory Agreements Proposal and/or the Joint Advisor Investment Advisory Agreement Proposal are not approved?”

11.    Please briefly summarize what alternatives the Board will consider and evaluate if neither the Investment Co-Advisory Agreements Proposal nor the Joint Advisor Investment Advisory Agreement Proposal is approved by the Company’s stockholders. This comment also applies to “Proposal No. 1 – Approval of the Investment Co-Advisory Agreements Proposal—Board Consideration” and “Proposal No. 2 – Approval of Joint Advisor Investment Advisory Agreement Proposal—Board Consideration.”

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on page 5 of the Definitive Proxy Statement and in “Proposal No. 1 – Approval of the Investment Co-Advisory Agreements Proposal—Board Consideration” and “Proposal No. 2 – Approval of Joint Advisor Investment Advisory Agreement Proposal—Board Consideration” and has made conforming revisions throughout the Definitive Proxy Statement.

Ms. Jaea Hahn January 18, 2018 Page 5

12.    Please explain how the Company intends to receive investment advisory services following the GDFM End Date if neither proposal has been approved by the Company’s stockholders.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on page 5 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

Page 3, 4: “Will the base management fee and the incentive fee that the Company pays under the Current Investment Advisory Agreement change under the Investment Co-Advisory Agreements or the Joint Advisor Investment Advisory Agreement?”

13.    Please provide a plain English definition of “hurdle rate” and “catch-up feature,” unless such terms are terms of art.

The Company supplementally confirms that “hurdle rate” and “catch-up feature” are terms of art that are used in the forms of the Investment Co-Advisory Agreements and Joint Advisor Investment Advisory Agreement included in the Definitive Proxy Statement. The Company has revised the disclosure on page 5 of the Definitive Proxy Statement to direct stockholders to the forms of these agreements included in the Definitive Proxy Statement.

14.    Please further explain the effect on stockholders of the subordinated incentive fee on income being triggered at a lower threshold as a result of the reduction to the hurdle rate.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on page 5 of the Definitive Proxy Statement.

Page 4: “Will the composition of the Board change following entry into the Investment Co-Advisory Agreements and/or the Joint Advisor Investment Advisory Agreement?”

15.    Please state whether the appointment of one “interested” director by each of FSIC III Advisor and KKR Credit, and one “independent director” by KKR Credit will result in a change to the current composition of the Board. In addition, please state the percentage of “interested” directors on the Board following such changes.

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on page 6 of the Definitive Proxy Statement.

Ms. Jaea Hahn January 18, 2018 Page 6

Page 6: “How will the final voting results be announced?”

16.    Please disclose how the Company intends to inform stockholders of the results of each of the votes by stockholders of other BDCs required for the approvals identified in the definition of “Closing Date.”

In response to the Staff’s comment, the Company has revised the disclosure in this Q&A on page 8 of the Definitive Proxy Statement.

Proposal 1: Approval of Investment Co-Advisory Agreements Proposal

Background

17.    Please include additional information from the DEFA Materials on the proposed relationship between affiliates of FS Investments, including FSIC III Advisor, and KKR Credit with respect to the BDCs that they advise in order to provide more background.

In response to the Staff’s comment, the Company has revised the disclosure in this section on pages 12 – 14 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

18.    In the second paragraph on page 10, please clarify that approval by the Company’s stockholders of each of the Investment Co-Advisory Agreements and the Joint Advisor Investment Advisory Agreement is required under the 1940 Act.

In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph of this section on page 12 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

19.    In the fourth paragraph on page 10, please clarify that the receipt of Exemptive Relief is one of the conditions to the effectiveness of the Joint Advisor Investment Advisory Agreement. Please explain the effect on the Company if Exemptive Relief is not obtained, including whether the Investment Co-Advisory Agreements would remain in effect.

In response to the Staff’s comment, the Company has revised the disclosure in the fourth paragraph of this section on page 12 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

Ms. Jaea Hahn January 18, 2018 Page 7

20.    Please consider reversing the order of the fifth and sixth paragraphs of the “Background” section so that the discussion of the Investment Co-Advisory Agreements Proposal precedes the discussion of the Joint Advisor Investment Advisory Agreement Proposal.

In response to the Staff’s comment, the Company has revised the Definitive Proxy Statement to reverse the order of the fifth and sixth paragraphs of this section.

About KKR Credit

21.    In the fee chart provided on page 12, please disclose similar details of any incentive fees paid to KKR Credit by CCT or CCT II.

In response to the Staff’s comment, the Company has revised the disclosure in this section on page 16 of the Definitive Proxy Statement.

Factors Considered by the Board

22.    Please disclose any negative factors that the Board considered during its deliberations. This comment also applies to “Proposal No. 2 – Approval of Joint Advisor Investment Advisory Agreement Proposal—Factors Considered by the Board.”

In response to the Staff’s comment, the Company has revised the disclosure in this section on page 24 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

23.    In the last paragraph on page 20, please state whether GDFM resigned prior to the Board’s determination that entry into the Investment Co-Advisory Agreements and the Joint Advisor Investment Advisory Agreement is in the best interests of the Company and its stockholders.

In response to the Staff’s comment, the Company has revised the disclosure in the first paragraph of this section on page 24 of the Definitive Proxy Statement and has made conforming revisions throughout the Definitive Proxy Statement.

Information Incorporated by Reference

24.    Please include references to the materials filed by the Company on Schedule 14A as definitive additional materials subsequent to the filing of the Proxy Statement.

In response to the Staff’s comment, the Company has revised the disclosure in the section “Information Incorporated by Reference” on pages 35 and 36 of the Definitive Proxy Statement.

Ms. Jaea Hahn January 18, 2018 Page 8

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc: Stephen S. Sypherd
FS Investment Corporation III